

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2015

Via E-mail
Ms. Vicki T. Miller
Senior Vice President and Controller
Virginia National Bankshares Corporation
404 People Place
Charlottesville, Virginia 22911

      Re: **Virginia National Bankshares Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2014
            Filed March 30, 2015
            File No. 000-55117

Dear Ms. Miller:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 88

1. Please revise the disclosure in the third paragraph to state management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of the company's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief